SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VS MEDIA HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, no par value

(Title of Class of Securities)

G9517U103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9517U103

1	NAMES OF REPORTING PERSONS Warner Bros. Discovery, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,640,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,640,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 20,000,000 shares of the Issuer’s Class A Ordinary Shares outstanding following the completion of the Issuer’s initial public offering on October 2, 2023, as reported in the Issuer’s Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2023.

CUSIP No. G9517U103

1	NAMES OF REPORTING PERSONS Discovery Networks Asia-Pacific Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,640,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,640,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 20,000,000 shares of the Issuer’s Class A Ordinary Shares outstanding following the completion of the Issuer’s initial public offering on October 2, 2023, as reported in the Issuer’s Form 424B4 filed with the SEC on September 29, 2023.

Item 1.

(a)	Name of Issuer:

VS Media Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong

Item 2.

(a)	Name of Person Filing:

Warner Bros. Discovery, Inc. (“WBD”)

Discovery Networks Asia-Pacific Pte. Ltd. (“Discovery Networks”)

(b)	Address of Principal Business Office or, if none, Residence

Warner Bros. Discovery, Inc. – 230 Park Avenue South, New York, New York 10003

Discovery Networks Asia-Pacific Pte. Ltd. – 21 Media Circle, #08-01 Infinite Studios, Singapore 138562

(c)	Citizenship:

Warner Bros. Discovery, Inc. – Delaware

Discovery Networks Asia-Pacific Pte. Ltd. – Singapore

(d)	Title of Class of Securities:

Class A Ordinary Shares, no par value

(e)	CUSIP Number:

G9517U103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages. Discovery Networks is the direct holder of 1,640,743 Class A Ordinary Shares. Because Discovery Networks is an indirect wholly-owned subsidiary of WBD, WBD may be deemed to beneficially own the 1,640,743 Class A Ordinary Shares held directly by Discovery Networks and share voting and investment power over such shares.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon 20,000,000 shares of the Issuer’s Class A Ordinary Shares outstanding following the completion of the Issuer’s initial public offering on October 2, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2024

Warner Bros. Discovery, Inc.

By:	/s/ Tara L. Smith
Name:	Tara L. Smith
Title:	Executive Vice President, Legal, Capital Markets and Corporate Secretary

Discovery Networks Asia-Pacific Pte. Ltd

By:	/s/ Tara L. Smith
Name:	Tara L. Smith
Title:	Attorney-in-Fact